SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

 CNPJ Nº. 42.150.391/0001-70

NIRE N°. 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 12, 2019

1.              DATE, TIME AND PLACE: On December 12, 2019, at 9:30 am, at the office of Braskem S.A. ("Company"), located at Rua Lemos Monteiro, No. 120, 22º floor, in the City of São Paulo, State of São Paulo, CEP 05501-050.

2.              CALL NOTICE, ATTENDANCE AND PARTICIPATION: Extraordinary Meeting convened pursuant to the Internal Regulations of the Board of Directors, with the attendance of all the Board Members indicated below. The following persons also took part: The CEO of the Company, Fernando Musa, the Officer Pedro Freitas, as well as Ms. Marcella Menezes Fagundes and Ms. Ana Paula Tarossi Silva. The Chairman of the Board of Directors presided over the meeting, and Mrs. Marcella Menezes Fagundes acted as secretary.

3.              AGENDA AND RESOLUTIONS:

3.1     Resolution: After due consideration of the PD.CA/ BAK-43/2019 - Amendment of Braskem S.A. Indemnity Policy (“Braskem” or Company”) submitted for resolution, which was previously submitted to the Directors and will remain filed at the Company’s headquarters, the amendment of Braskem’s Indemnity Policy was approved, by unanimous vote of those present, under the terms of the respective PD with the additional changes requested by the Directors.

3.2      SUBJECTS FOR ACKNOWLEDGEMENT: Nothing to record.

3.3      SUBJECTS OF INTEREST TO THE COMPANY: Nothing to record.

4.       ADJOURNMENT: As there were no further matters to be discussed, the meeting was closed and these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all Board Members present at the meeting, by the Chairman and by the Secretary of the Meeting. Signed: Roberto Lopes Pontes Simões – Presidente; Marcella Menezes Fagundes – Secretária; João Cox Neto; Ana Lucia Poças Zambelli; Fábio Venturelli; Gesner José de Oliveira Filho; João Pinheiro Nogueira Batista; Julio Soares de Moura Neto; Mauro Motta Figueira; Pedro Oliva Marcilio de Sousa; Roberto Faldini; e Rogério Bautista da Nova Moreira.

São Paulo, December 12, 2019.

The above matches the original recorded in the proper book.

BRASKEM S.A.

 CNPJ Nº. 42.150.391/0001-70

NIRE N°. 29300006939

A PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 12, 2019

[signature]
Marcella Menezes Fagundes

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.